Exhibit 8.0





                        [Letterhead of McConnell Valdes]


                                 April 29, 1998



R&G Financial Corporation
R&G Plaza
280 Jesus T. Pinero Avenue
San Juan, Puerto Rico 00918

Fajardo Federal Savings Bank
161 Celis Aguilera Street
Fajardo, Puerto Rico 00648

         Re: Merger of Fajardo Federal Savings Bank with and into R-G Premier Bank of Puerto Rico

Dear Sirs:

         You have requested our opinion in connection with the Puerto Rico income tax treatment of the merger of Fajardo Federal Savings Bank ("Fajardo") with and into R-G Premier Bank of Puerto Rico ("Premier") (the "Merger"). Capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Agreement of Merger (the "Merger Agreement") dated as of March 10, 1998, by and among R&G Financial Corporation ("RGFC"), Premier and Fajardo.

         For purposes of this opinion, we have examined copies of the following documents: (i) the Merger Agreement; (ii) the Plan of Merger dated March 10, 1998 by and among Premier, RGFC and Fajardo; (iii) the Option Agreement dated as of March 10, 1998 by and among RGFC, Premier and Fajardo; (iv) the Stockholder Agreement dated as of March 9, 1998 by and among RGFC and certain stockholders of Fajardo (collectively, the "Agreements"). We have assumed that: (i) the Merger will become effective upon the filing of the Plan of Merger with the

R&G Financial Corporation
Page 2
April 29, 1998


Secretary of State of the Commonwealth of Puerto Rico pursuant to the Banking Law of Puerto Rico, (ii) at the Effective Time, each share of common stock of Fajardo issued and outstanding will be converted into the right to receive, at the election of the respective stockholders of Fajardo (collectively the "Stockholders"), either the Cash Consideration or the Stock Consideration, (iii) the Aggregate Cash Consideration to be paid in the Merger will not exceed $1,182,633 (which shall be less than fifty percent of the total Merger Consideration); (iv) upon consummation of the Merger, Premier will continue its existence and will operate its business and the business formerly conducted by Fajardo; (v) upon consummation of the Merger, Premier will acquire all the assets of Fajardo; (vi) no stock of Premier will be transferred in connection with the Merger; (vii) to the knowledge of RGFC, the Stockholders who receive Class B RGFC stock in exchange for their Fajardo common stock do not plan to enter and have not entered into any agreement to dispose of the Class B RGFC shares; and (viii) the Merger will take place for valid business reasons.

         In addition, we have assumed that: (i) the Agreements constitute legal, valid and binding obligations of the parties thereof, enforceable against them in accordance with their terms; (ii) any and all authorizations, approvals, consents, licenses, exemptions, filings, registrations and orders of governmental, judicial and public bodies and authorities required to be obtained have been obtained or made and are in full force and effect on the date hereof) and (iii) the execution and performance of the Agreements will not result in a breach or violation of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which RGFC, Premier, Fajardo or the Stockholders are parties or by which they are bound, or any applicable statute, rule or regulation, or their internal regulations or any material decree, judgment or order of any court or governmental agency or body having jurisdiction over them or over their properties or funds over which they exercise control.

         As to questions of fact material to our opinion, we have relied upon the documents mentioned above without undertaking to verify the same by independent investigation. In

R&G Financial Corporation
Page 3
April 29, 1998


addition, for purposes of this opinion, we have assumed the genuineness of all signatures, and the conformity to original documents of all documents submitted to us as copies.

         Based on the foregoing assumptions and subject to the qualifications set forth herein, we are of the opinion that, under existing law:

         1. The Merger will  constitute a  reorganization  within the meaning of
Section 1112(g) of the Puerto Rico Internal Revenue Code of 1994 (the "Puerto Rico Tax Code").

         2. No gain or loss will be recognized for Puerto Rico income tax purposes by RGFC, Premier or Fajardo as a result of the Merger, in accordance with Sections 1112(b)(4), 1112(o), 1112(p), and 1112(q)(3) of the Puerto Rico Tax Code.

         3. No gain or loss will be recognized for Puerto Rico income tax purposes by Stockholders who transfer all of their Fajardo Common Stock solely in exchange for RGFC Class B Shares pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in AGFC Class B Shares), pursuant to Section 1112(b)(3) of the Puerto Rico Tax Code.

         4. The tax basis for Puerto Rico income tax purposes of the RGFC Class B Shares received by Stockholders who exchange all of their Fajardo Common Stock solely for RGFC Class B Shares in the Merger will be the same as the tax basis of the Fajardo Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received), pursuant to Section 1114(a)(6) of the Puerto Rico Tax Code.

         5. Any Stockholder who receives cash in exchange for his shares of Fajardo Common Stock will recognize gain, if any, for Puerto Rico income tax purposes equal to the lesser of (i) the excess of the amount of cash plus the fair market value of any RGFC Class B Shares received

R&G Financial Corporation
Page 4
April 29, 1998

in the Merger over the Stockholder's adjusted basis in the Fajardo Common Stock; or (ii) the amount of cash received.

We are members of the bar of the Commonwealth of Puerto Rico and do not herein intend to express any opinion as to any matters governed by any laws other than the tax laws of Puerto Rico. This opinion does not address and is not intended to address the treatment of the Merger for United States federal income tax purposes. Our opinion is based on the Puerto Rico Tax Code, Puerto Rico Treasury Regulations, case law, and administrative rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion will not be binding on the Puerto Rico Treasury Department or the courts.

We undertake no responsibility to update or supplement our opinion.

We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Form S-4 and to the reference to our firm under the heading "THE MERGER - Certain Puerto Rico Income Tax Consequences" contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                                              Very truly yours,

                                                             /s/McConnell Valdes
                                                             -------------------
                                                                McConnell Valdes